Exhibit 21.1

SUBSIDIARIES

Amylyx Pharmaceuticals, Inc. had international subsidiaries shown below as of March 31, 2022. Amylyx Pharmaceuticals, Inc.is not a subsidiary of any other entity.

Subsidiary	Jurisdiction of Incorporation

Amylyx Pharmaceuticals Canada Inc.	Canada

Amylyx Pharmaceuticals EMEA B.V.	Netherlands

Amylyx Pharmaceuticals Distribution Ltd.	Ireland

Amylyx Pharmaceuticals Germany GmbH	Germany